Exhibit 99.1

Islet Sciences and BHV Pharma Enter into Merger Agreement; Combined Company to be Named Avogenx, Inc.

Raleigh, NC, October 1, 2014 - Islet Sciences, Inc. (OTCQB: ISLT) (“Islet Sciences”), a biopharmaceutical company developing new medicines and technologies for the treatment of metabolic disease, and Brighthaven Ventures, L.L.C., d/b/a BHV Pharma (“BHV”), a privately held pharmaceutical company developing the SGLT2 inhibitor remogliflozin etabonate (“remogliflozin”) for type 2 diabetes and non-alcoholic steatohepatitis (“NASH”), jointly announced today that, consistent with the letter of intent entered into by Islet Sciences and BHV on March 12, 2014, they have entered into a merger agreement that will combine the operations and development pipelines of the two companies. Upon closing of the acquisition of BHV, the combined organization will be named Avogenx, Inc. (“Avogenx”) and will continue to operate under the leadership of the current Islet Sciences management.

Following the closing of the transactions contemplated by the merger agreement, Avogenx will continue to develop its most advanced clinical asset, BHV’s remogliflozin etabonate, a potential best-in-class SGLT2 inhibitor that has been dosed in over 800 patients in 21 clinical trials, including two successful phase 2b studies.  BHV expects to initiate a multi-center phase 2b study in the fourth calendar quarter 2014 in patients with type 2 diabetes, as well as an additional phase 2b study for the NASH indication to follow in 2015.

Islet Sciences’ Chairman and Chief Executive Officer, James Green, stated, “We believe that executing the Merger Agreement is the next step in our transition into a clinical-stage company developing novel products for the treatment of metabolic disease.  We look forward to emerging as Avogenx and advancing our combined pipeline of novel product candidates.”

BHV’s Chief Executive Officer, Bentley Cheatham, Ph.D., added, “BHV is looking forward to joining forces as Avogenx to continue development of remogliflozin. We believe that our existing data set is highly encouraging and that our development plan can leverage remogliflozin’s unique chemistry and position it as a best in class commercial product.”

The closing of the transactions is subject to the approval of the majority of Islet Sciences’ stockholders and in that connection, as set forth below, Islet Sciences will file a Consent Solicitation Statement/Prospectus that will also be included in a registration statement on Form S-4 to be filed by Avogenx.  As announced previously in connection with entry into the letter of intent, in exchange for 100% ownership of BHV, Islet Sciences will issue shares of common stock to the members of BHV granting them an approximately one-third ownership stake in Avogenx. Additional shares of Avogenx common stock will be issued upon successful completion of development, regulatory and commercial milestones associated with the remogliflozin program. The total value of all potential milestones is $71 million.

About Islet Sciences

Islet Sciences, Inc., a biopharmaceutical company based in Raleigh, NC, is developing new medicines and technologies for the treatment of metabolic disease. The combined pipeline with BHV includes remogliflozin etabonate for the treatment of type 2 diabetes and NASH, a cell-based transplantation therapy for insulin-dependent diabetes; first-in-class immune-modulating small molecule IL-12 antagonists targeting beta-cell preservation; and a PCR-based molecular diagnostic measuring beta-cell loss for the diagnosis of type 1 diabetes or onset of insulin-dependent type 2 diabetes. For more information, please visit http://www.isletsciences.com.

About BHV

BHV, a privately held pharmaceutical company based in Research Triangle Park, NC, is developing the SGLT2 inhibitor remogliflozin etabonate for type 2 diabetes and NASH.

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition of BHV or merger described above or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information will be Filed with the SEC

This press release may be deemed solicitation material in respect of the proposed transactions.  In connection with the proposed transactions, Avogenx currently intends to file a Registration Statement on Form S-4 that will include a consent solicitation statement of Islet Sciences, which Islet Sciences currently intends to file with the SEC.  Avogenx and Islet Sciences also plan to file other relevant materials with the SEC. Stockholders of Islet Sciences are urged to read the consent solicitation statement/prospectus contained in the Registration Statement when it becomes available and any other relevant materials filed with the SEC because these materials will contain important information about the proposed transactions.  Once available, these materials will be made available to the stockholders of Islet Sciences at no expense to them.  The consent solicitation statement/prospectus, Registration Statement and other relevant materials, including any documents incorporated by reference therein, once available, may be obtained free of charge at the SEC’s website at www.sec.gov or for free from Islet Sciences at www.isletsciences.com/investors or by emailing info@isletsciences.com Attn.: Investor Relations.

Islet Sciences and certain of its directors and executive officers may be deemed to be participants in the solicitation of consents in connection with the proposed transactions.  Information about the executive officers and directors of Islet Sciences is set forth in Islet Sciences’ annual report on Form 10-K for the fiscal year ended April 30, 2014, as filed with the SEC on July 28, 2014.

Forward-Looking Statements

Statements contained in this press release that refer to Avogenx, Islet Sciences or BHV’s estimated or anticipated future results, possible or anticipated synergies from the transactions described above, or other non-historical facts are forward-looking statements that reflect Islet Sciences’ current perspective of existing information as of the date hereof and involve certain risks and uncertainties. Actual results, including the results of the transactions described above, could differ materially from those anticipated in these forward- looking statements as a result of various factors and such forward-looking statements are not predictions of future events. Factors that could cause future results to materially differ from the recent results or those projected in forward-looking statements include the ability to satisfy the closing conditions contained in the Merger Agreement, including approval of Islet Sciences stockholders, delays in completing the transactions, the ability to initiate a phase 2b study on the expected timeframe and the other risks described in Islet Sciences’ reports filed with the SEC. The success of the combination of Avogenx, Islet Sciences and BHV is highly dependent on future medical and research developments and market acceptance, which are outside each of these entities’ control.

Contacts:

Tiberend Strategic Advisors, Inc.

Joshua Drumm, Ph.D. (Investors)
jdrumm@tiberend.com; (212) 375-2664

Amy Wheeler (Media)
awheeler@tiberend.com; (646) 362-5750

Islet Sciences, Inc.
info@isletsciences.com; (919) 480-1518